January 16, 2008

By Electronic Submission

Mr. Mark Kronforst

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Red Hat, Inc.
Form 10-K for Fiscal Year Ended February 28, 2007
Filed April 30, 2007
SEC File No. 001-33162

Dear Mr. Kronforst:

Set forth below, please find our responses to the comments regarding the above referenced filing provided by you in your letter to us dated December 17, 2007.

All responses set forth below are keyed to the headings and numbers used in your letter.

Form 10-K for the Fiscal Year Ended February 28, 2007

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3 – Business Combinations, page 72

1.	Provide us with the length of the initial contracts and subsequent renewal periods used in determining the JBoss attrition rates. In addition, confirm for us that you primarily used data for customer relationships that had been in place for less than two years in support of useful lives that were 12 to 15 years. In this regard, we note that limited information was available for 2002 and 2003. If this view of the quantitative support is accurate, expand significantly upon your analysis of paragraph 11 of SFAS 142 that was previously provided to support why you expect cash flows from this project over the significantly longer period.

Response:

Initial contract periods were generally one to three years, and subsequent renewal periods were comparable.

Mr. Mark Kronforst

January 16, 2008

We did not rely only on this raw data. Instead, we supplemented the data with, among other things:

A.	JBoss management's assertions that their:

•	existing customer base provided a significant growth opportunity via sales of other open source middleware products and subscription services over time; and

•

customer subscriptions began small and grew significantly as companies become more dependent on JBoss open source middleware products and services for critical business operations. Multiple renewals were/are expected, as is growth of the dollar value of the subscriptions.

B.	Our own experience as the leader in open source software and as a company whose business is based upon a similar subscription revenue model. In so doing, we noted that the JBoss open source software and subscriptions had similarities to Red Hat's products and subscriptions: (i) periods of the subscriptions contracts were generally 1-3 years, and had comparable renewals, and (ii) the software of both companies is used in computing infrastructure solutions, which is often difficult or costly to change once implemented, making software switching infrequent. Our experience corroborated the growth potential indicated by JBoss management.

C.	Input from experienced valuation advisors at a “Big Four” accounting firm.

The fair value of this intangible asset was determined using expected cash flows for the same period over which the asset is being amortized. Further, we are using an accelerated amortization method which reflects the asset's pattern of economic benefit. The result is a significantly accelerated pattern of amortization in which approximately 85% of the intangible asset value will be amortized within 10 years.

2.	We note that you have provided us with the historical amounts that JBoss spent to maintain their technology. Tell us how much you expect to spend to continue this maintenance.

Response:

To clarify, in our letter to you dated October 15, 2007, we provided forecasted rather than historical amounts. These amounts were provided by JBoss management during the acquisition process, in which they estimated that approximately thirty percent (30%) of total annual R&D spend is attributable to maintaining existing technology. Total R&D costs forecasted were approximately $9.0 million for 2006, $11.5 million for 2007, $18.1 million for 2008, $25.9 million for 2009, and $34.2 million for 2010.

Mr. Mark Kronforst

January 16, 2008

If you require additional information concerning this letter, we would be glad to have a telephone conference call at your convenience. Please contact me at (919) 754-4441 to arrange such a call.

Sincerely,

/s/ Charles E. Peters, Jr.
Charles E. Peters, Jr.
EVP & Chief Financial Officer
Red Hat, Inc.

cc:	Ms. Christine Davis
Senior Staff Accountant
Securities and Exchange Commission

Mr. David Edgar
Staff Accountant
Securities and Exchange Commission